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13031426

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ANNUAL AUDITED REPORT
FORM X-17A-5 / A
PART III

SEC FILE NUMBER
8- 17737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hazlett, Burt and Watson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Chapline Street
(No. and Street)

Wheeling	WV	26003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Bidwell, Executive Vice President — (304) 233-3312
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd, Suite 500	Charlotte	NC	28211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy M. Bidwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hazlett, Burt & Watson, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
MICHELLE L THEISS
1300 Chapline Street, Wheeling, WV 26003
My Commission Expires August 1, 2021

Signature

Executive Vice President

Title

Notary Public

My commission expires 8-1-2021

This report ** contains (check all applicable boxes):

- ☐X (a) Facing Page.
- ☐X (b) Statement of Financial Condition.
- ☐X (c) Statement of Income (Loss).
- ☐X (d) Statement of Cash Flows.
- ☐X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐X (g) Computation of Net Capital.
- ☐X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐X (l) An Oath or Affirmation.
- ☐X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

(S.E.C. I.D. No. 8-17737)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2012 and 2011
And
REPORT OF INDEPENDENT AUDITORS
And
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

FINANCIAL STATEMENTS
December 31, 2012 and 2011

CONTENTS



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Hazlett, Burt & Watson, Inc.
Wheeling, West Virginia

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Hazlett, Burt & Watson, Inc., (the "Company"), as of December 31, 2012, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

6525 Morrison Boulevard, Suite 500, Charlotte, NC 28211 | T 704.367.7020 | F 704.367.7760 | dhgllp.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hazlett, Burt & Watson, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules on pages 15 to 16 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

The financial statements of Hazlett, Burt and Watson, Inc. as of and for the year ended December 31, 2011, were audited by other auditors whose report dated February 24, 2012 expressed an unmodified opinion on those statements.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 28, 2013

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash and cash equivalents due from financial institutions	$ 167,738	$ 229,069
Cash in money market fund	1,005,834	650,803
Total cash and cash equivalents	1,173,572	879,872
Interest-bearing time deposits	25,421	150,051
Deposits with clearing firm	85,000	95,000
Due from clearing firm	67,100	131,580
Firm trading account, at fair value	512,687	274,544
Firm investment account:		
Marketable, at fair value	1,256,559	1,854,500
Not readily marketable, at estimated fair value	101	107
Receivable from officers and employees	49,944	66,446
Due from affiliates	5,461	4,609
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $398,129 and $409,992, respectively	76,187	81,561
Real estate and improvements at cost, less accumulated depreciation of $135,959 and $126,760, respectively	199,623	190,096
Advisory fee receivable	982,419	887,427
Other assets	68,282	51,966
Total Assets	$ 4,502,356	$ 4,667,759
LIABILITIES		
Accounts payable and accrued liabilities	$ 868,479	$ 949,112
SHAREHOLDER'S EQUITY		
Capital stock, $1.6667 par value, 250,000 shares authorized; 205,500 shares issued; 203,500 shares outstanding	339,173	339,173
Less – Treasury stock, 2,000 shares at cost	(3,333)	(3,333)
Capital in excess of par value	400,754	400,754
Retained earnings	2,897,283	2,982,053
	3,633,877	3,718,647
Total Liabilities and Shareholder's Equity	$ 4,502,356	$ 4,667,759

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2012 and 2011

REVENUES	2012	2011
Commissions on security transactions	$ 699,706	$ 791,051
Investment advisory revenues	3,910,134	3,459,179
Realized gains on firm trading and investments, net	953,268	1,193,384
Unrealized gains (losses) on firm trading and investments, net	131,596	(185,514)
Insurance and annuities	525,318	474,025
Interest and dividends	79,609	94,316
Miscellaneous fees and other income	684,774	700,689
	6,984,405	6,527,130
EXPENSES		
Employee compensation and benefits	2,379,722	2,426,362
Commissions	2,516,734	2,427,261
Communications and data processing	253,159	193,763
Interest	761	1,535
Rent and maintenance	184,931	183,982
Depreciation	33,494	31,013
Clearing and execution charges	114,548	237,376
General, administrative and other expenses	485,826	498,277
	5,969,175	5,999,569
Net Income	$ 1,015,230	$ 527,557
Earnings per share based upon net income	$ 4.99	$ 2.59

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
Years ended December 31, 2012 and 2011

	Capital Stock		Treasury Stock		Capital in Excess of	Retained
	Shares	Dollars	Shares	Dollars	Par Value	Earnings
Balance at January 1, 2011	203,500	$ 339,173	2,000	$ (3,333)	$ 400,754	$ 3,534,496
Net Income	-	-	-	-	-	527,557
Shareholder's distributions	-	-	-	-		(1,080,000)
Balance at December 31, 2011	203,500	339,173	2,000	(3,333)	400,754	2,982,053
Net Income	-	-	-	-	-	1,015,230
Shareholder's distributions	-	-	-	-	-	(1,100,000)
Balance at December 31, 2012	203,500	$ 339,173	2,000	$ (3,333)	$ 400,754	$ 2,897,283

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities		
Net Income	$ 1,015,230	$ 527,557
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	33,494	31,013
Change in assets and liabilities		
Interest-bearing time deposits	124,630	(150,051)
Deposits with clearing firm	10,000	-
Due from clearing firm	64,480	(1,242)
Due from affiliates	(852)	64,459
Trading securities	(238,143)	86,100
Investment securities, net	597,947	71,546
Receivable from officers and employees	16,502	17,447
Advisory fees receivable	(94,992)	(80,800)
Other assets	(16,316)	17,014
Accounts payable and accrued liabilities	(80,633)	146,282
Net cash provided by operating activities	1,431,347	729,325
Cash flows from investing activities		
Capital expenditures	(37,647)	(34,029)
Cash flows from financing activities		
Shareholder's cash distributions	(1,100,000)	(1,080,000)
Net increase (decrease) in cash and cash equivalents	293,700	(384,704)
Cash and cash equivalents at beginning of year	879,872	1,264,576
Cash and cash equivalents at end of year	$ 1,173,572	$ 879,872

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Hazlett, Burt & Watson, Inc. (the "Company") is broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). In May 2006, the Company formed Security Capital Management ("SCM"). This division of the Company is registered with the SEC as an Investment Advisor. SCM provides investment management services under an investment advisor model. The Company is a West Virginia S-Corporation that is a wholly owned subsidiary of HB&W, Inc.

The Company is a fully-disclosed introducing broker. The Company has contracted with National Financial Services ("NFS") to execute and clear all customer trades, as well as for the purpose of carrying the securities positions of the customers, along with any corresponding margin balances. Per the agreement with NFS, the Company does not reflect any receivables or liabilities for customer accounts in its financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: Cash and cash equivalents include cash and deposits with financial institutions with original maturities less than 90 days and money market mutual funds.

Interest-bearing time deposits: Interest-bearing deposits in other financial institutions mature within one year and are carried at cost plus accrued interest.

Security transaction accounting: Firm securities transactions in the Firm investment account are recorded on a trade date basis. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions and related commission revenue and expense are recorded on a trade date basis as well.

Firm trading and investment accounts: Firm trading and investment accounts are recorded at fair value. Changes in fair value on the Firm trading and investment accounts and dividend and interest income from such securities are reflected in the results of operations.

Investment advisory fees: Investment advisory fees are recorded on an accrual basis. These fees are based on the account value as of the end of each quarter.

Depreciation: Depreciation on real estate and improvements, furniture, leasehold improvements and equipment is provided using various methods over their estimated useful lives of five to thirty-nine years. Leasehold improvements are depreciated over their estimated useful lives or the lease term, whichever is shorter.

Income taxes: The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to the shareholder, HB&W, Inc.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company has determined that is does not have any material unrecognized tax benefits or obligations as of December 31, 2012.

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is no longer subject to examination by taxing authorities for years before 2009. The Company recognizes interest and/or penalties related to income tax matters in general, administrative and other expenses.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent Events: The Company evaluated the effect subsequent events would have on the financial statements through February 28, 2013, which is the date the financial statements were available to be issued.

NOTE 3 – EARNINGS PER SHARE

Earnings per share are calculated based upon the weighted average number of shares issued and outstanding during 2012 and 2011. The weighted average number of shares for 2012 and 2011 was 203,500.

NOTE 4 – LEASE COMMITMENTS

The Company leases office facilities and equipment under noncancelable leases which expire at different dates through 2016. Certain existing leases contain renewal options. Rental expense charged to operations for the years ended December 31, 2012 and 2011 was $81,105 and $96,631, respectively. Minimal lease payments under these operating leases are as follows:

2013	$ 70,209
2014	61,776
2015	36,960
2016	30,800
	$ 199,745

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital" shall be at least $250,000. At December 31, 2012, the Company had net capital of $2,867,501, which was $2,617,501 in excess of its required minimum net capital of $250,000. At December 31, 2011, the Company had net capital of $2,867,501, which was $2,634,998 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 30.3% and 32.9% at December 31, 2012 and 2011, respectively.

(Continued)

NOTE 6 – EMPLOYEE BENEFITS

The Company has a discretionary, trusteed profit sharing 401(k) plan covering substantially all employees who have attained age 21 and one year of service. The plan is funded through contributions of both employee and employer. The 401(k) provision of the plan was implemented during 2004 and called for a mandatory 3% safe harbor employer contribution of all eligible employee earnings. The safe harbor contribution was $97,871 for 2012 and $92,374 for 2011, and is included in the Company's total contribution. The Company's related expense was $263,267 for 2012 and $271,147 for 2011.

NOTE 7 – SHORT-TERM BORROWINGS

The Company maintains a credit facility with WesBanco Bank. The facility permits the Company to borrow amounts up to $200,000. The interest rate on borrowings under this credit facility is a fluctuating rate equal to a minimum of 4% at December 31, 2012. This credit facility expires on April 30, 2019. There were no borrowings outstanding on this credit facility at December 31, 2012 and 2011.

The Company maintains its proprietary trading accounts with its clearing broker. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $75,000 at December 31, 2012 and 2011, as well as all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreements. The accounts bear interest at a rate 4.25% percent at December 31, 2012. Interest expense related to these accounts was $0 and $445 for the years ended December 31, 2012 and 2011, respectively. The Company had no short term borrowings outstanding under these agreements at December 31, 2012 and 2011.

NOTE 8 – FIRM TRADING AND INVESTMENT ACCOUNTS

The statements of financial condition reflect the fair value of marketable securities and not readily marketable securities in the firm trading and investment accounts. The related amortized cost and fair value are as follows as of December 31:

	2012			2011		
	Firm Trading	Investment	Total	Firm Trading	Investment	Total
Amortized cost:						
Corporate bonds	$ 7,000	$ 61,918	$ 68,918	$ 5,000	$ -	$ 5,000
State and municipal debt	101,200	-	101,200	5,050	-	5,050
Equities	320,329	456,143	776,472	221,645	933,655	1,155,300
Total amortized cost:	428,529	518,061	946,590	231,695	933,655	1,165,350
Fair value:						
Corporate bonds	7,091	63,459	70,550	5,017	-	5,017
State and municipal debt	108,006	-	108,006	5,147	-	5,147
Equities	397,590	1,193,201	1,590,791	264,380	1,854,607	2,118,987
Total fair value	512,687	1,256,660	1,769,347	274,544	1,854,607	2,129,151
Difference	$ 84,158	$ 738,599	$ 822,757	$ 42,849	$ 920,952	$ 963,801

NOTE 9 - FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

There have been no changes in the methodologies used at December 31, 2012 and 2011.

(Continued)

NOTE 9 - FAIR VALUE MEASUREMENTS (Continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

	Level 1	Level 2	Level 3	Fair Value
Firm trading account				
Corporate bonds	$ 7,091	$ -	$ -	$ 7,091
State and municipal bonds	-	108,006	-	108,006
Equities:				
Banking sector	319,560	-	-	319,560
Healthcare sector	48,290	-	-	48,290
Energy sector	29,740	-	-	29,740
Firm investment account:				
Corporate bonds	63,459	-	-	63,459
Equities:				
Equities and derivatives exchange companies	567,720	-	-	567,720
Financial services sector	625,380	-	-	625,380
Other	-	-	101	101
	$ 1,661,240	$ 108,006	$ 101	$ 1,769,347

Fair Value Measurements on a Recurring Basis
As of December 31, 2011

	Level 1	Level 2	Level 3	Fair Value
Firm trading account				
Corporate bonds	$ 5,017	$ -	$ -	$ 5,017
State and municipal bonds	-	5,147	-	5,147
Equities:				
Banking sector	194,700	-	-	194,700
Healthcare sector	37,400	-	-	37,400
Auto Sector	32,280	-	-	32,280
Firm investment account:				
Equities:				
Equities and derivatives exchange companies	827,250	-	-	827,250
Financial services sector	631,290	-	-	631,290
Credit bond fund	395,960	-	-	395,960
Non exchange traded railroad and other	-	-	107	107
	$ 2,123,897	$ 5,147	$ 107	$ 2,129,151

NOTE 9 - FAIR VALUE MEASUREMENTS (Continued)

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended December 31:

	2012	2011
Balance of recurring Level 3 assets at January 1	$ 107	$23,031
Total gains or losses (realized/unrealized):		
Included in earnings – realized	(183)	(3,714)
Included in earnings – unrealized	188	90
Sale of Level 3 asset	(11)	(19,514)
Balance of recurring Level 3 assets at December 31	$ 101	$(107)

The table below summarizes changes in unrealized gains and losses recorded in earnings for the year ended December 31 for Level 3 assets and liabilities that are still held at December 31:

	Changes in Unrealized Gains/Losses Relating to Assets Still Held at Reporting Date for the Year Ended December 31	
	2012	2011
Other changes in fair value	$ 188	$ 90
Total	$ 188	$ 90

NOTE 10 – RELATED PARTY TRANSACTIONS

During 1999, a West Virginia Corporation, HB&W, Inc. was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Company. Security National Trust Company is a national nondepository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Company are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. advances funds to HB&W, Inc. as needed on an interest free basis. This amount is payable on demand. During 2011, Hazlett advanced a total of $15,000 under this arrangement and $0 during 2012. As of December 31, 2012 and 2011, Hazlett, Burt & Watson, Inc. is owed $0 and $0 from HB&W, Inc.

In addition, Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services, under a shared services agreement, at cost and leases office space to Security National Trust Company in the Wheeling, West Virginia office. The terms of the lease require Security National Trust Company to pay $31,500 per year for the period January 1, 2010 through December 31, 2014. As of December 31, 2012 and 2011, Hazlett, Burt & Watson, Inc. is owed $5,461 and $4,609 from Security National Trust Company. During the years ended December 31, 2012 and 2011 the Company paid, and was reimbursed, $514,020 and $295,501, respectively, of expenses under this agreement.

Security National Trust Company acts as Trustee and Custodian of the Hazlett, Burt & Watson, Inc. Profit Sharing 401(k) Plan, which Plan has been adopted by both companies for substantially all of their employees. Security National Trust Company charges the standard and customary fees for providing these services. During 2011, the Company paid Security $17,833 for these services, and $20,216 in 2012.

NOTE 10 – RELATED PARTY TRANSACTIONS (Continued)

Security National Trust Company maintains a line of credit at Hazlett, Burt & Watson, Inc. in the amount of $500,000. As of December 31, 2012 and 2011, Security National Trust Company had not drawn on the available credit. This line of credit is unsecured, is payable on demand and carries an interest rate of prime less 1%.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

The clearing and depository operations for the Company's securities transactions are performed by its clearing firm pursuant to a clearance agreement. At December 31, 2012 and 2011, all of the securities owned, which are presented on the accompanying Statement of Financial Condition, are held by the clearing firm, who is the custodian. The clearing firm is a member of a nationally recognized exchange. Included on the balance sheet at December 31, 2012 and 2011, the Company has $1,031,255 and $800,854, respectively, included in cash and cash equivalents; $75,000 and $75,000 included in deposits with clearing organizations; and $67,100 and $131,580 as a receivable from clearing firm. The Company consistently monitors the credit worthiness of the clearing firm to mitigate the Company's exposure to credit risk.

The Company currently maintains operations in Wheeling and Vienna, West Virginia and in Lancaster, Pennsylvania. At these locations, the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the normal course of its business, the Company is contingently liable to its clearing brokers/dealers for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer.

NOTE 12 – DEPOSITS WITH CLEARING ORGANIZATIONS

Included in the statements of financial condition in the line titled, "Deposits with Clearing Organizations" are deposits with clearing organizations in the amount of $85,000 at December 31, 2012. Total deposits at December 31, 2011 were $95,000.

NOTE 13 – COMMITMENTS

As of August 2011, HB&W, Inc. had entered into an employment agreement with a certain employee of the Company. The agreement expires on December 31, 2013 and automatically renews for an additional one year period at the end of each year so as to terminate two years from each renewal date, unless either party shall give at least sixty days notice that the agreement shall not be extended. In the event employment is terminated without cause, HB&W, Inc is committed to pay various benefits, including monthly severance of not more than approximately $21,000 per month. The benefits are to be paid from the date of termination over varying lengths of time in accordance with the terms of the agreement, not to exceed two years.

On January 1, 2012, HB&W, Inc. agreed to grant $100,000 worth of common stock based on an independent valuation of HB&W, Inc. as of December 31, 2011.

NOTE 14 – RISKS AND UNCERTAINTIES

The Company has significant investments in various securities. Investments in these securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

HAZLETT, BURT & WATSON, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2012

NET CAPITAL		
TOTAL SHAREHOLDER'S EQUITY	$	3,633,877
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets:		
Receivables from non-customers		10,000
Securities owned not readily marketable		101
Investment in and receivable from affiliate		5,461
Furniture, equipment, leasehold improvements, and real estate		275,810
Prepaid expenses and other assets		118,227
Other deductions and/or charges		5,115
Total non-allowable assets		414,714
Net capital before haircuts on security positions		3,219,163
HAIRCUTS ON SECURITIES		
Trading and investment securities:		
State and municipal obligations		7,560
Money market funds		20,037
Corporate obligations		3,424
Stocks and warrants		238,604
Undue concentrations		82,037
Total haircuts		351,662
NET CAPITAL	$	2,867,501
AGGREGATE INDEBTEDNESS		
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	868,479
Total aggregate indebtedness	$	868,479
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE Indebtedness or $250,000 minimum)	$	250,000
EXCESS NET CAPITAL	$	2,617,501
EXCESS NET CAPITAL OF 1000% (net capital in excess of 120% of minimum net capital required)	$	2,567,501
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		30.3%

There are no differences between the above Computation of Net Capital under Rule 15c3-1 and that filed with the Company's Unaudited December 31, 2012 FOCUS report, as amended.

HAZLETT, BURT & WATSON, INC.
STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2012

Hazlett, Burt & Watson, Inc. is exempt under Rule 15c3-3-k(2)(ii) from the requirement to make computations for the determination of reserve requirements for the exclusive benefit of customers.



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors of
Hazlett, Burt & Watson, Inc.
Wheeling, West Virginia

In planning and performing our audit of the financial statements and supplemental schedules of Hazlett, Burt & Watson, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

6525 Morrison Boulevard, Suite 500, Charlotte, NC 28211 | T 704.367.7020 | F 704.367.7760 | dhgllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 28. 2013



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

To the Board of Directors of
Hazlett, Burt & Watson, Inc.
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Hazlett, Burt & Watson, Inc. (the "Company") and the Securities and Exchange Commission (the "SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), and SIPC, solely to assist you and the other specified parties in evaluating Hazlett, Burt & Watson, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for Hazlett, Burt & Watson, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries of the Company noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared adjustments reported in Form SIPC-7 with the Company's supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

6525 Morrison Boulevard, Suite 500, Charlotte, NC 28211 | T 704.367.7020 | F 704.367.7760 | dhgllp.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 28, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hazlett Burt & Watson, Inc
1300 Chapline Street
Wheeling, WV 26003

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 13,696.00

   B. Less payment made with SIPC-6 filed (exclude interest) (6,409.00)
   7/27/12
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 7,287.00

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 7,287.00

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 7,287.00

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hazlett Burt & Watson, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

First Vice President
(Title)

Dated the_____ day of______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,051,065
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	49,797
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	291,837
Total additions	341,634
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,085,824
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	303,790
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	442,518
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	13,868
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Real Estate Rental Income (Deductions in excess of $100,000 require documentation)	31,500
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 36,667	
Enter the greater of line (i) or (ii)	36,667
Total deductions	1,914,166
2d. SIPC Net Operating Revenues	$ 5,478,533
2e. General Assessment @ .0025	$ 13,696 (to page 1, line 2.A.)